

HEMPZENE™

Full Spectrum, Organically Grown, Made in the USA



Why Invest?

POINTS OF DISCUSSION

- What We Do

- Our Products

- Consumer Barriers to Market Entrance

- Our "It" Factor Which Sets Us Apart



- CBD has become increasingly accepted and integrated into mainstream society.
- The projected collective market for CBD sales in the U.S. will surpass $20 billion by 2024.

U.S. CBD Projected Market Sales 2020-2025



Value $ - Billions

Sources: Brightfield Group

*These are forward looking projections and are not guaranteed.



HEMPZENE

WHAT WE DO

We are CBD marketer and distributor leveraging a team with decades of successful direct response experience educating consumers in the health and wellness world.

HIGH QUALITY

Throughout the manufacturing process our full spectrum hemp extracts are processed, produced, and tested to confirm the cannabinoid content meets our strict standards.

PURE

Our products are independently lab tested to make sure there are no pesticides, molds, bacteria, residual solvents, or heavy metals.





MIND   BODY   SPIRIT







OPEN YOUR
MIND

FEED YOUR
BODY

ENHANCE YOUR
SPIRIT

250 MG Full Spectrum Tincture

HIGH POTENCY PROPRIETARY HERBAL FORMULA

Full Spectrum CBD combined with a number of powerful cannabinoid herbs and infused with therapeutic essential oils

ALL NATURAL

100% USDA certified organic with no sugar or artificial sweetners added

GREAT TASTING

Infused with great tasting pure organic cherry concentrate





MIND
BODY
SPIRIT
HEMPZENE
Herbal Formula
FULL SPECTRUM CBD
250 MG CBD
2 oz (60 ML)
HEMPZENE
FULL SPECTRUM CBD
250 MG FULL SPECTRUM CBD
HEMPZENE
HERBAL FORMULA
2 oz. (60 ML)
SCAN FOR COA


We use 250 mg of Full Spectrum CBD rich with cannabinoids from the whole hemp plant blended with proven ingredients to provide relief of aches and pains of muscles and joints associated with minor backaches, arthritis, strains, and sprains.
SCAN FOR CoA
To Reorder Call:
(800) 704-4055
MIND
BODY
SPIRIT
HEMPZENE™
FULL SPECTRUM CBD
1 oz. (30 ml)
PAIN RELIEF CREAM

Pain Relief Cream

250 MG FULL SPECTRUM CBD

Blended with a proven pain relief ingredient to provide maximum results.


MIND
BODY
SPIRIT
HEMPZENE™
250 MG FULL SPECTRUM CBD
PAIN RELIEF CREAM
1 Oz. (30 ml)



100% pure, 100% organic

TASTE THE NATURAL.






WE ONLY USE FULL SPECTRUM CBD

We use Full Spectrum CBD in our products as they contain the entire
spectrum of cannabinoids, polyphenols, and terpenes found naturally in the hemp plant.

Consumer Barriers To Market Entry







LACK OF KNOWLEDGE

Consumers not clear on how and why CBD can be so beneficial.

MISINFORMATION

Deceptive and "cure-all" claims lead to skeptic consumers.

POOR QUALITY

Consumers may have tried lower quality products and felt no effects.





The Long-Form Advertisement Solution





OUR "IT" FACTOR

TESTED SUCCESS
Proven long form advertisement that is currently generating sales and reoccurring revenue.

EDUCATIONAL AND ENTERTAINING
Engaging content capture's audience attention.

COST EFFECTIVE
Long form media rates cost significantly less than premium advertising rates.

SENSE OF URGENCY
Unique calls to action encourage response while content is still fresh in consumer's mind

The Need To Stand Out

RAISING A VOICE IN A CROWD

We have crafted a formula that allows us to raise our voice in a crowded room. Our team has managed, produced and/or overseen dozens of successful long-form advertisement campaigns of which many have been rated in the top ten by direct response rating firms.



EXPERIENCE FACTOR EXPERIENCE FACTOR EXPERIENCE FACTOR EXPERIENCE FACTOR

PROVEN TRACK RECORD

Our group of professionals possess decades of direct response experience and are capable of creating a strategic marketing roadmap through a wide range of direct response services including media production, product development as well as call center and media buying management. We understand the art of presenting product features and benefits in a simple, yet effective manner while recognizing the importance of balancing branding and selling, along with creating an organic message designed to drive phone and internet traffic.

We have perfected a process that allows for us to produce and launch long-form advertisements for a fraction of the industry standard price while still producing some of the top performing television campaigns in the industry.

LONG FORM CONTENT FUNNEL



Long-Form
Advertisement
(Content)

Call To Action

Customer/Sales
Interaction

Customer
Aquisition

Customer Retention
(residual income)



Projected Revenue vs. Media Spend

4 YEAR PROJECTION

- **Total Gross**
- **Media Spend**

*These are forward looking projections and are not guaranteed.

3 YEAR VISION
ANTICIPATED MILESTONES

Q4 2019 | Q1 2020

- Development of initial products (Completed)
- Test Effectiveness of initial Long-Form Ad (Completed)
- Initial inventory run of initial products (Completed)
- Begin live sales online (Completed)
- Begin media rollout (Completed)

Q4 2020

-Cash Flow Positive

-Revenue Exceeds $1 Million

-Expand Product Line

Q4 2020

Produce/Test Long Form Radio Advertisement

Q1 2021

Test Targeted Direct Mail Marketing

Q1 2021

Produce/Test Short Form TV/Radio Advertisements

Q3 2021

Expand Marketing Channels into Podcast Advertising

Q3 2021

25,000 New Potential Buyers Per Month

Q4 2021

Expand Distribution Channels into Retail as Brand Awareness Solidifies

Q3 2022

100,000 New Potential Buyers Per Month

*These are forward looking projections and are not guaranteed.

FULL SPECTRUM SERVICES

FULFILLMENT

Manage fulfillment solutions to ensure accurate, cost-effective and speedy delivery of client products. Acting as the client's fulfillment partner, we protect their bottom line by ensuring their return and exchange policies are strictly adhered to and that returned and exchanged products are carefully processed to maximize refurbish/resell potential.

TELEVISION MEDIA

Assist in selecting the right media agency, developing offer testing, tracking and analyzing media results and ultimately ramping up media spend upon completion of a successful test.



CUSTOMER SERVICE AND INBOUND SALES

Handle all the logistics of the telephony services required of an effective campaign and to ensure that established goals are not only achieved but exceeded by constantly monitoring key call center metrics.



OUTBOUND SALES

Provide an elite team of agents that specialize in contacting non-buying customers to make the client's back end perform better as well.

E-COMMERCE

Produce and manage high converting websites tailored to client's branding which tie directly to their backend CRM platform.

COMPLIANCE

We offer a suite of regulatory compliance services including review of advertising materials, websites and labels.

Meet the Founder and CEO



MICHAEL ALDEN
Founder and CEO

Michael Alden who was named by the Boston Business Journal as one of Boston's "**40 Under 40**" and was a winner for the 2016 **SmartCEOs Future 50** Awards largely based on his accomplishment of growing a small call center into a comprehensive multi-million dollar marketing management company ranked by Inc. Magazine for three years in a row as one of the nation's 5000 fastest-growing private companies. He has been seen by millions worldwide as the host of numerous long-form advertisements which feature dozens of successful products. He is a regular guest on national and local podcasts and television shows and also hosts a podcast in which he features nationally recognized leaders in the business world.

Most importantly, through almost two decades of experience, he has developed sustainable strategic relationships with market leaders in the media buying, production, manufacturing and call center industries in order to secure favorable terms for his companies and on a regular basis.

Lastly, he is the 3 time **Wall Street Journal** and **USA Today** best-selling author of the books *Ask More, Get More*, *5% More* and *Blueprint to Business*. He holds a Juris Doctorate from Suffolk University and a Bachelor's of Science degree in Political Science from Springfield College.

Meet the Team

JEFF JACKSON

Operations Manager / Finance Manager

Jeff has over 15 years of operational experience in the direct response industry and is involved in nearly every phase of our business. His focus on the operations of our company is guided by his combination of finance training and experience as well as his understanding of the entire direct response industry in general. Jeff has worked on large health and wellness marketing campaigns which have cumulatively generated half a billion dollars of revenue. His all-encompassing range of experience includes call center management, sales forecasting, purchasing, and inventory procurement, media buying, customer service, merchant processing, and campaign financing. Jeff earned a Bachelor degree in Business Administration with a focus in Accounting from Roosevelt University in 1986.

CHRIS MEUSEL

Information Technology Manager

Chris has worked in the direct response industry for over 15 years and in information technology for over two decades. Chris has worked with mortgage software, built multi-million dollar e-commerce, CRM and data management tools and is fluent in most programming languages and databases. Chris is an integration expert that understands the technology needs of direct response, media, marketing, sales and fulfillment departments as well as how to architect databases and user interfaces. He has the ability to build systems specifically tailored to the requirements of an individual direct response marketing campaign making him a perfect fit for maintaining, managing and creating our systems. Chris earned a Master's Degree in Computer Science from Boston University in 1995, a B.S. degree from Framingham State University in Media and Television Communications in 1995 and is also an active member of MENSA.

JASON BERNABEI

Business Development Manager

In his role as VP of Business Development, Jason plays an integral role in bringing successful new products to the company. For almost 2 decades, Jason has enjoyed a successful career in the direct response industry launching 15 national long form advertising campaigns for health related products which have cumulatively generated well over $1 Billion in revenue. He has worked in all areas of the direct response including television production and messaging, telemarketing and media management. In addition to business development responsibilities he is involved daily in media management decisions with our media partners and with our telemarketing partners with a focus on reducing customer acquisition costs and improving ROI. Jason earned a finance degree from the University Of Massachusetts in 1998.

Meet the Team

GARRETT MILLER

Business and Legal Affairs Manager

Focusing on the legal aspects of the direct response industry for the last 12 years, Garrett has substantial experience negotiating and drafting complex licensing, production, marketing and advertisement agreements, has an in-depth understanding of new media and telecommunications law and is integrally involved in the design of legally sound marketing campaigns through long-form, digital and direct mail channels. He serves as legal advisor to our department management in all areas of the law affecting our business including managing our intellectual property portfolios, providing regulatory clearance of all advertising and marketing materials and ensuring that our products and business practices are compliant with all federal, state and local regulations and standards. Garrett received a B.S. degree in Electronic Media from Syracuse University's Newhouse School of Communications J.D. degree from Case Western Reserve University in 2006.

SHAUNA FAVALORA

OFFICE MANAGER and EXECUTIVE ASSISTANT TO THE FOUNDER AND CEO

With almost two decades experience in an Executive Assistant/Office Manager role in the direct response industry, Shauna effectively manages the general day to day operations of our management office as well as many further operational aspects of the business including staff training programs, quality assurance, brand management, public relations and communications. Prior to joining the direct response industry, Shauna worked for over 10 years as a legal assistant to various law firms. Shauna is a 1993 Graduate of Marian Court Junior College where she graduated as Valedictorian with a 4.0 GPA.

KORIE PRINCE

OPERATIONS LEAD

Korie has over 10 years of multiple and progressively complex responsibilities in direct response marketing. Her experience with customer service management has led her to build high performing, top quality customer service while achieving our objectives. Repeated success also brought the skills of dealing with ever changing rules on chargebacks in the direct response marketing world including effectively disputing unwarranted chargebacks and keeping up with the trends and tools needed for prevention. Her keen eye to details expands her role into accounting as well where she ensures the proper maintenance and implementations of company accounting records.



Connect With Us Online

FACEBOOK

@hempzene



INSTAGRAM

@hempzene



ON THE WEB

www.hempzene.com



HEMPZENE™

Full Spectrum, Organically Grown, Made in the USA